Henkel

A Brand like a Friend

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03045237

03 DEC 17 AM 7:21

Datum / Date	2003-12-15	Abteilung / Dept.	VJC / T. Kühn
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2463
		E-Mail / E-mail	Thomas-Gerd.Kuehn@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Expansion of branded products business in the USA – Henkel to acquire Dial".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

HENKEL KGaA

T. Kuehn H. Nicolas

dlw 12/18

Encl.

Postanschrift
Henkel KGaA
40191 Düsseldorf, Deutschland

Firmensitz
Henkelstraße 67
40589 Düsseldorf, Deutschland

Telefon +49 211 797-0
Telefax +49 211 798-40 08

Bankverbindungen
Commerzbank AG, Düsseldorf
Konto 1 109 222, BLZ 300 400 00
BIC/SWIFT COBADEDD, IBAN
DE08 3004 0000 0110 9222 00

Deutsche Bank AG, Düsseldorf
Konto 2 272 409, BLZ 300 700 10
BIC/SWIFT DEUTDEDD, IBAN
DE32 3007 0010 0227 2409 00

Dresdner Bank AG, Düsseldorf
Konto 2 114 562, BLZ 300 800 00
BIC/SWIFT DRESDEFF300, IBAN
DE34 3008 0000 0211 4562 00

USt-IdNr. DE 119 429 301

Kommanditgesellschaf auf Aktien
Sitz Düsseldorf

Handelsregister

Aufsichtsratsvorsitzender
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Prof. Dr. Ulrich Lehner (Vorsitzender),
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(als persönlich haftende Gesellschafter)

Alois Linder, Dr. Lothar Steinebach,
Knut Weinke

Vccmail
15.12.2003 05:17
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Thema: Press Release "Henkel to acquire Dial"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel to acquire Dial", which we distributed to the media.

With my very best regards

Ernst Primosch

Presseinformation

Press release

Expansion of branded products business in the USA

Henkel to acquire Dial

The Henkel Group, Düsseldorf, Germany, has undertaken to acquire The Dial Corporation, Scottsdale, Arizona. The two companies signed an agreement to this effect today. The Dial Corporation, a renowned and well established US home and personal care manufacturer, generated net sales of $ 1.3 billion in fiscal 2002. The transaction is expected to be concluded in April 2004.

Düsseldorf / Scottsdale, Arizona - Today, Monday, December 15, 2003 the Henkel Group, Düsseldorf, Germany, and The Dial Corporation, Scottsdale, Arizona/USA announced in Düsseldorf the signing of an agreement under which Henkel will acquire all of the outstanding shares of The Dial Corporation. Dial shareholders will receive a cash payment of $ 28.75 per share, a premium of 11.1 % over the closing price of the Dial share on December 12, 2003 and 22.2 % over the 60 day average. This gives a total cash payment of approx. $ 2.9 billion. The transaction will

immediately be earnings enhancing before the amortization of goodwill, and without synergies and revenue initiatives. Henkel's cash flow per share will increase as a consequence. The transaction shall initially be financed by available liquid funds and debt. Later Henkel expects to sell a significant portion of Henkel's minority investments in The Clorox Company, Oakland (California) or in Ecolab Inc., St. Paul (Minnesota/USA), or a combination of both.

In fiscal 2002, The Dial Corporation, generated with a workforce of around 2,900 employees, net sales of $ 1.3 billion and an operating profit (EBIT) of $ 220 million.

The return on sales (EBIT) was 17.2 %. Dial operates through four business units: Laundry Care, Air Fresheners, Personal Cleansing and Food Products.

“The planned acquisition of Dial is very important for us and will greatly reinforce our branded products business in North America. This is a major strategic step toward the further internationalization of our Home Care and Personal Care businesses”, announced Ulrich Lehner, Chief Executive Officer of the Henkel Group during the signing of the agreement. “Dial has a portfolio of strong brands and leading market shares in its main product categories, where it generates attractive margins. The company has an excellent management team and highly motivated employees and represents terrific growth opportunities in North America."

Chief Executive Officer of Dial, Herb Baum, said: "Today's announcement is the culmination of a strategy put in place three years ago to serve the long-term interests of the Company and its shareholders by making Dial part of a larger, global enterprise. Henkel will be an outstanding partner and will bring additional scale, resources and technology to continue to grow Dial's presence in new and existing markets", Baum said. "This is clearly a win/win transaction for both companies."

It was agreed that Herb Baum will continue in his role as Chief Executive Officer of Dial for the next two years. Along with Baum, top-level management is expected to stay. Dial's headquarters will remain in the current Scottsdale location. The transaction is subject to the approval of the shareholders of Dial and the receipt of

customary regulatory approvals. Closing is expected by April 2004.

About Dial

The Dial Corporation headquartered in Scottsdale, Arizona, USA is one of America's leading manufacturers of consumer products. Its product portfolio includes brands such as Dial Soaps, Dial Liquid Soaps and Dial Body Wash in the bodycare segment, Purex laundry detergents, Renuzit air fresheners, and Armour and Armour Star canned meats in the food segment. Dial products have been in the marketplace for more than 100 years. For more information on Dial, go to www.dialcorp.com.

About Henkel:

Henkel, headquartered in Düsseldorf, Germany, is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas: Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002, the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 people work for the Henkel Group worldwide. Henkel Brands and Technologies are available in 126 countries around the world. For further information on Henkel, go to www.henkel.com.

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

December 15, 2003

Henkel Group
Corporate Communications

Ernst Primosch	Lars Witteck	Simone Gleumes
Phone: +49-211-797-3533	Phone: +49-211-797-2606	Phone: +49-211-797-4463
Fax: +49-211-798-9208	Fax: +49-211-798-9208	Fax: +49-211-798-9208

press@henkel.com
press.henkel.com

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